UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated July 22, 2025

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Inside Information: Nokia lowers 2025 operating profit guidance due to currency

Stock exchange release 22 July 2025	1 (3)

Nokia Corporation
Inside information
22 July 2025 at 19:00 EEST

Inside Information: Nokia lowers 2025 operating profit guidance due to currency

•	Nokia lowers its comparable operating profit guidance range to EUR 1.6 billion to EUR 2.1 billion from EUR 1.9 billion to EUR 2.4 billion.

•	Adjustment relates to currency headwinds from the weaker USD and tariffs.

•	Reports preliminary Q2 financial results of approximately EUR 4.55 billion net sales and EUR 0.3 billion comparable operating profit.

Espoo, Finland – Nokia is today providing an update to its financial guidance for full year 2025. Nokia’s underlying business performed as expected through the first half, however, considering currency and tariff headwinds which are outside its control and have transpired since its Q1 results, the company feels it is prudent at this point to lower its operating profit outlook range. Nokia is lowering its comparable operating profit outlook range to EUR 1.6 billion to EUR 2.1 billion (previously EUR 1.9 billion to EUR 2.4 billion). Nokia’s guidance for free cash flow conversion from comparable operating profit remains 50% to 80%. Nokia’s guidance is now based on a EUR:USD rate of 1.17, while the currency rate used in January was 1.04.

Since Nokia provided guidance in January for the full year 2025, two headwinds outside its control are impacting the 2025 outlook. The largest headwind is currency fluctuations (particularly the weaker USD), an approximately EUR 230 million negative impact (EUR 140 million operationally and EUR 90 million from non-cash venture fund currency revaluations). Also, the current tariff landscape is expected to impact full year operating profit by EUR 50 million to EUR 80 million.

Update to Nokia’s financial outlook for 2025

	Updated	Previous (Issued 30 Jan)
Comparable Operating Profit[1]	EUR 1.6 billion to EUR 2.1 billion	EUR 1.9 billion to EUR 2.4 billion
Free cash flow conversion from comparable operating profit	50% to 80%	50% to 80%

1 Outlook is based on a EUR:USD rate of 1.17 for the remainder of the year.

In the second quarter, based on its preliminary financials, Nokia expects to report net sales of approximately EUR 4.55 billion and comparable operating profit of EUR 300 million. The Q2 comparable operating profit includes a negative impact from its venture funds of EUR 50 million primarily related to currency.

www.nokia.com

Stock exchange release 22 July 2025	2 (3)

Nokia will release its second quarter and half year 2025 financial results on Thursday 24th July 2025.

Nokia will conduct a conference call with analysts and investors to discuss its second quarter performance and business outlook on 24 July 2025 at 11:30am EEST / 09:30am BST / 04:30am US EST.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 22 July 2025	3 (3)

FORWARD-LOOKING STATEMENTS

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, projects, programs, product launches, growth management, licenses, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics, geopolitical conflicts and the general or regional macroeconomic conditions on our businesses, our supply chain, the timing of market changes or turning points in demand and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, cost savings, the timing of receivables, operating expenses, provisions, impairments, tariffs, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, value creation, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to transactions, investments and changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including "anticipate", “continue”, “believe”, “envisage”, “expect”, “aim”, “will”, “target”, “may”, “would”, “could“, "see", “plan”, “ensure” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in our 2024 annual report on Form 20-F published on 13 March 2025 under Operating and financial review and prospects-Risk factors.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2025	Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Vice President, Corporate Legal